

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

William Lebovics
Chief Financial Officer
Reliance Global Group, Inc.
300 Blvd. of the Americas, Suite 105
Lakewood, New Jersey 08701

> **Re: Reliance Global Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2022**
> **File No. 001-40020**

Dear Mr. Lebovics:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 4. Investment in NSURE, Inc., page F-20

1. We note that you have accounted for your initial investment in NSURE, Inc. using the cost method. Please tell us and revise future filings to disclose how you measure this investment subsequent to acquisition and how you review this investment for impairment. Please refer to ASC 321-10-35-2 for guidance. Also, please revise future filings to disclose the information required by ASC 321-10-50-4.

2. We note disclosure that the second tranche ($3 million) and third tranche ($16 million) of investments in NSURE, Inc. have not occurred as of March 31, 2022. We also note Amendment No. 1 to your Securities Purchase Agreement with NSURE, Inc., included as Exhibit 10.6 to your Form S-1, filed on February 1, 2022, includes revised investment tranche amounts and investment timelines. Please tell us and revise future filings to disclose the following information:

- All material terms of the amended agreement including the revised contractual investment amounts and contractual funding dates,
- Whether the funding has occurred, and
- If the funding has not occurred as of the contractually required dates, the reasons why and the consequences of not meeting the contractual obligations.

Note 13. Commitments and Contingencies, page F-29

3.	Please tell us how you accounted for the Private Placement transaction as of December 22, 2021 and January 4, 2022. Specifically address the following:

- Provide us with the journal entries recorded on each date,
- Tell us the contractual obligation(s) and the related accounting guidance that supported liability classification for the warrants,
- Tell us how you measured the Common Shares and Preferred Shares recognized in the quarter ended March 31, 2022,
- Tell us what the $230,424 reduction in Additional paid-in capital, presented in your Condensed Consolidated Statements of Stockholders' Equity (Deficit) in your March 31, 2022 Form 10-Q, represents and the accounting guidance supporting the recognition in the quarter ended March 31, 2022, and
- Tell us how you accounted for the transaction costs of $2.1 million, as disclosed on page F-9, at December 31, 2021 and in the quarter ended March 31, 2022 along with the accounting guidance supporting your accounting.

Form 10-Q for Fiscal Quarter Ended June 30, 2022

Note 6. Equity, page 17

4.	We note disclosure on page 25 that as part of your remediation plan resulting from a deficiency notification received from Nasdaq, you entered into Exchange Agreements with holders of common stock issued resulting in the issuance of both Series C and Series D prepaid warrants. Please tell us how the issuance of the Series D prepaid warrants is presented in Condensed Consolidated Statements of Stockholders' Equity (Deficit) on page 3. Also, please revise your future filings to disclose the significant terms of your Series C and Series D prepaid warrants.

Note 7. Earnings (Loss) Per Share, page 18

5.	We note your disclosure on page 18 that the Series B convertible preferred stock is considered dilutive and included in the calculation of diluted EPS. Please tell us how you considered the fact that the numerator in the diluted EPS calculation was a net loss in making your determination that the conversion of the preferred stock was dilutive. Please also tell us the accounting guidance you considered in making your determination. Additionally, please tell us how you calculated the 631,276 "effect of preferred stock" for the six month ended June 30, 2022 diluted EPS calculation and revise future filings to provide appropriate information regarding the securities included in this line item.

6. Please provide us and revise future filings to disclose a quantified reconciliation, for each period presented, of the number of shares outstanding at each period end to the number of shares used in the denominator of the calculations of basic EPS. Refer to ASC 260-10-50-1 for guidance. Also, if the Series B convertible preferred stock is included in the denominator for basic EPS, please tell us the accounting guidance that supports this policy.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley, Staff Accountant, at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance